SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-31956

Claude Resources Inc.

(Name of Registrant)

200 - 219 Robin Crescent, Saskatoon, SK, S7L 6M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F * Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Claude Resources Inc.
(Registrant)

By: /s/ Rick Johnson
Name: Rick Johnson, CPA, CA
Title: Chief Financial Officer

Date: June 30, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Change of Auditor notice pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") dated June 30, 2015
99.2	Notice of Change of Auditor addressed to KPMG LLP and Deloitte LLP dated June 16, 2015
99.3	Letter from Former Auditor
99.4	Letter from Successor Auditor